SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No._________)*


                         Digital Imaging Resources, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 0000314712
              -----------------------------------------------------
                                 (CUSIP Number)

                               July 11, 2007
              ----------------------------------------------------
                             (Date of Event)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 pages

<

CUSIP No. 0000314712             13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Beechwood Ventures, LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            797,710
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             797,710
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       797,710
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                        7.75%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

<

                                                        Page 3 of 5 pages
Item 1.
         (a)   Name of Issuer:
               Digital Imaging Resources, Inc.

         (b)   Address of Issuer's Principal Executive Offices:

               335 Madison Avenue
               Morristown, New Jersey  07960


Item 2.
         (a)   Name of Person Filing:

               This statement is filed on behalf of Beechwood Ventures, LLC ("Beechwood Ventures").

         (b)   Address of Principal Business Office or, if None, Residence:

               Beechwood Ventures' business address is 9 Beechwood Drive, Lawrence, New York, NY 11559.

         (c)   Citizen:

               Beechwood Ventures is incorporated in the State of New York.

         (d)   Title of Class of Securities:
               Common Stock, $0.001 par value ("shares").

         (e)   CUSIP#:
               0000314712



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c) (14) of the Investment Company Act of 1940.

                                                        Page 4 of 5 pages
Item 4.   Ownership:

  (a)(b)  As  of  July  11,  2007,   Beechwood  Ventures  may  be  deemed  to
          beneficially own 797,710 shares or 7.75% as follows; (i) 625,000 shares issuable upon conversion of the Company's $12,500 principal amount 6% Convertible Promissory Note due July 31, 2007, and (ii) 172,710 shares owned by Beechwood Ventures (1).

     (c) Mr. Renov is the manager of Beechwood Ventures and has sole voting and dispositive control of shares owned by them.

Item 5.  Ownership of Five Percent of class.

          The Reporting Parties beneficially own in excess of five percent of the Issuer's shares.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

______________________________________________________________________

(1) Beechwood Ventures has the sole power to vote or to direct the vote of the Shares held by it and has the sole power to dispose or to direct the disposition of the Shares held by it.

                                                        Page 5 of 5 pages

Item 10.    Certification:
            By signing below i certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purpose of effect.



                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the Reporting Person, such person or entity certifies that the information set forth in this statement is true, complete and correct.








                                        Beechwood Ventures, LLC


Dated:  July 12, 2007                        /s/ Kalman Renov
        Lawrence, New York            By:___________________________
                                           Kalman Renov, Manager